N-SAR Annual
Exhibit 77-N


MoneyMart Assets, Inc.
File number 811-2619


Actions required to be reported pursuant to Rule 2a-7

On 10/01/03, the PM bought $100 million HSH Nordbank commercial paper in MoneyMart
Assets. The purchase caused the fund to be over its limit of 5% TA per issuer. The limit violation was caused by the STARS system not properly reflecting the issuer correctly. In June 2003, LSH Bank and Hamburg Landesbank merged to form HSH Nordbank.
The STARS system did not have the combined issuer set up correctly and, therefore, the trade was not prevented via the front-end compliance issuer rule. On 11/17/03, the PM sold $65 million HSH Nordbank commercial paper for a gain of $2,383.34 to bring the fund back into compliance with the issuer limit.
PIM Compliance confirmed that HSH
Nordbank is correctly set up in the Aladdin system.
The front-end issuer limit has
been attached to this fund and is working properly.



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